

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Brian Bolster
Executive Vice President, Finance and Chief Financial Officer
NextEra Energy, Inc.
700 Universe Bouldevard
Juno Beach, Florida 33408

      Re: NextEra Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2023
              File No. 001-08841

Dear Brian Bolster:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Energy & Transportation